

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 19, 2015

Via E-mail
Anthony G. Morrow, Esq.
Corporate Secretary
Four Corners Property Trust, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

> **Re:** **Four Corners Property Trust, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed October 14, 2015**
> **File No. 001-37538**

Dear Mr. Morrow:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2015 letter.

Dividend Policy, page 55

1. We note your response to comment one of our letter. Please further revise your table to (1) begin with pro forma net income for the year ended December 31, 2014, (2) adjust pro forma net income to calculate pro forma net income for the 12 months ended June 30, 2015, (3) adjust for operating cash flow changes expected in next 12 months, non-cash items, and certain income taxes, and (4) label the line item "estimated cash available for distribution for the 12 months ended June 30, 2016."

2. If you wish to maintain your presentation of pro forma AFFO in this section, please do so in a manner that does not give it the same prominence as estimated cash available for distribution.

You may contact Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Laura A. Kaufmann Belkhayat
         Joseph Coco
         Skadden, Arps, Slate, Meagher & Flom LLP